

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2021

Ricardo Haynes
Chief Executive Officer
Bear Village, Inc.
4002 Hwy 78, Suite 530 #296
Snellville, GA 30039

      Re: Bear Village, Inc.
          Amendment No. 12 to Offering Statement on Form 1-A
          Filed November 17, 2021
          File No. 024-11359

Dear Mr. Haynes:

      We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 4, 2021 letter.

Amendment No. 12 to Offering Statement on Form 1-A filed November 17, 2021

Business, page 21

1. We note your response and reissue the comment. Please revise to provide balanced disclosure that does not present highly-detailed property revenue streams without including disclosure of the underlying assumptions. For example, we note:
   - The project milestone disclosure on pages 17-20 assumes 100% raised when you have a $1 million minimum,
   - You state on page 10 that if you raise the minimum you will move forward with "traditional construction loans with an extended schedule." However, it is unclear on what basis you assume that (1) you will obtain over $22 million of condominium sales and (2) condominiums "will sell for an average $495,000,"

- It is unclear on what basis you assume you will obtain over $28 million of construction financing and on what terms you would could obtain it,
- It is unclear for how much time raising just the minimum would "extend the schedule,"
- You present detailed facility features that "will" exist when it does not appear you have the loans or funding to acquire the land or start construction. For example, you state that the facilities "will be developed with many unique and entertaining features including amazing special effects features such as a talking rock wall, holograms of wildlife projected into several features and many others,"
- It is unclear if the individuals and companies identified on page 23 with which you have "teamed" or "partner[ed]" entered into binding agreements or consented to being named in the filing, and
- You indicate that the Tennessee project will be the first in the event you raise the minimum, but the earnest money was paid for a Georgia location.

Please revise accordingly.

You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Donald Keer